UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2009
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Updates Outlook
     We, LDK Solar Co., Ltd., a leading manufacturer of solar wafers, have provided an updated outlook for the fourth quarter of 2008 and select data for the year 2009. For the fourth quarter of 2008, we now estimate our revenue in the range of $415 to $425 million and wafer shipments between 245 and 255 megawatts, or MW. Additionally, we expect to record write-downs of $210 to $220 million against the cost of inventories due to a decline in net realizable value of inventories resulting from the rapid market price decline for solar wafers. As a result, the gross margin is expected to be negative and we expect to report a loss of $135 to $145 million in the fourth quarter. For the full year 2008, we estimate our revenue in the range of $1.63 to $1.64 billion, wafer shipments between 810 to 820 MW and net profit of $145 to $155 million.
     We also updated our plans for capacity expansion and capital spending for 2009 as follows:
•	We will delay our wafer capacity expansion by one quarter and now expect to reach 2.0 gigawatts, or GW, wafer capacity at the end of 2009 versus our original plan of 2.3 GW.
•	In our 15,000-metric-ton polysilicon plant, we will delay the installation of our third 5,000-metric-ton train. The first 5,000-metric-ton train is expected to reach mechanical completion at the end of the second quarter of 2009; the second 5,000-metric-ton train is expected to reach mechanical completion during the second half of 2009; and the third 5,000-metric-ton train is expected to reach mechanical completion in 2010.
•	In our small polysilicon plant, we expect to increase annualized polysilicon production capacity from 1,000 metric tons, or MT, to 2,000 MT by end of 2009 in order to improve our production cost structure. Production of polysilicon in the small plant has been progressing and is expected to reach full production capacity of the initial 1,000 MT in mid-2009.
•	The combined annual production capacity for both polysilicon plants is now expected to reach 12,000 MT instead of our original plan of 16,000 MT by the end of 2009.
•	We will provide additional details of updated guidance for 2009 when we reports our Q4-08 and fiscal 2008 results.
     We currently expect to report full fourth quarter and fiscal year 2008 results on March 11, 2009 before the market opens. We will host a corresponding conference call and live webcast at 8:00 a.m. Eastern Standard Time on the same day. To listen to the live conference call, please dial 800-366-7449 (within U.S.) or 303-228-2965 (outside U.S.) at 7:50 a.m. Eastern Standard Time on March 11, 2009. An audio replay of the call will be available to investors through March 16, 2009, by dialing 800-405-2236 (within U.S.) or 303-590-3000 (outside U.S.) and entering the passcode 11126850#.
     Our press release is attached as Exhibit 99.2 hereto.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: February 19, 2009

EXHIBIT 99.2: PRESS RELEASE
LDK Solar Updates Outlook
XINYU CITY, China and SUNNYVALE, Calif., February 18, 2009 — LDK Solar Co., Ltd. (NYSE:LDK), a leading manufacturer of multicrystalline solar wafers, today provided an updated outlook for the fourth quarter of 2008 and select data for the year 2009. For the fourth quarter of 2008, LDK Solar now estimates revenue in the range of $415 to $425 million and wafer shipments between 245 and 255 MW. Additionally, LDK Solar expects to record write-downs of $210 to $220 million against the cost of inventories for a decline in net realizable value of inventories resulting from the rapid market price decline for solar wafers. As a result, the gross margin is expected to be negative and LDK Solar expects to report a loss of $135 to $145 million in the fourth quarter. For the full year 2008, LDK Solar estimates revenue in the range of $1.63 to $1.64 billion, wafer shipments between 810 to 820 MW and net profit of $145 to $155 million.
LDK Solar also provided an update to its plans for capacity expansion and capital spending for 2009.
•	The Company will delay its wafer capacity expansion by one quarter and now expects to reach 2.0 GW wafer capacity at the end of 2009 versus its original plan of 2.3 GW.
•	In its 15,000 MT polysilicon plant, LDK Solar will delay the installation of its third 5,000 MT train. The first 5,000 MT train is expected to reach mechanical completion at the end of the second quarter of 2009; the second 5,000 MT train is expected to reach mechanical completion during the second half of 2009; and the third 5,000 MT train is expected to reach mechanical completion in 2010.
•	In LDK Solar’s small polysilicon plant, the Company expects to increase annualized polysilicon production capacity to 2,000 MT from 1,000 MT by end of 2009 in order to improve its production cost structure. Production of polysilicon in the small plant has been progressing well and is expected to reach full production capacity of the initial 1,000 MT in mid 2009.
•	The combined annual production capacity for both plants is now expected to reach 12,000 MT versus its original plan of 16,000 MT by the end of 2009.
•	LDK Solar will provide additional details of updated guidance for 2009 when it reports its Q4-08 and fiscal 2008 results.
LDK Solar currently expects to report full fourth quarter and fiscal year 2008 results on March 11, 2009 before the market opens. The Company will host a corresponding conference call and live webcast at 8:00 a.m. ET on the same day. To listen to the live conference call, please dial 800-366-7449 (within U.S.) or 303-228-2965 (outside U.S.) at 7:50 a.m. ET on March 11, 2009. An audio replay of the call will be available to investors through March 16, 2009, by dialing 800-405-2236 (within U.S.) or 303-590-3000 (outside U.S.) and entering the passcode 11126850#.
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

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